Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 5, 2007

$ Leveraged Index Return Notes	Expected Pricing Date* August , 2007
Linked to the Rogers International Commodity Index®—Agriculture	Settlement Date* August , 2007
Excess ReturnSM—Merrill Lynch calculated Due February , 2010	Maturity Date* February , 2010
Preliminary Term Sheet No.	CUSIP No.

Merrill Lynch & Co., Inc.

•   110% to 120% leveraged upside exposure to increases in the value of the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated (the “Index”)

•   A maturity of approximately 2 1/2 years

•   1-to-1 downside exposure to decreases in value of the Index in excess of a Threshold Amount with up to 80% of the principal amount at risk

•   No listing on any securities exchange

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement LIRN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any purchase of between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any purchase of 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August, the settlement date may occur in July or August and the maturity date may occur in January or February. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc.

“Jim Rogers,” “James Beeland Rogers Jr.”, “Rogers,” “Rogers International Commodity Index®—Excess Return,” “Rogers International Commodity Index®—Agriculture Excess Return,” “Rogers International Commodity Index®—Total Return,” “RICI®—Agriculture Excess Return” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

Merrill Lynch & Co.

August     , 2007

Summary

The Leveraged Index Return Notes® Linked to the Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated due February     , 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, if the value of the commodity-based Rogers International Commodity Index®—Agriculture Excess ReturnSM—Merrill Lynch calculated (Bloomberg index symbol “ROGRAGER <Index>“) (the “Index”) increases from the Starting Value of the Index on the Pricing Date to the Ending Value of the Index determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

Leveraged Index Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Participation Rate of 115%, the midpoint of the range of 110% and 120%. The blue line reflects the hypothetical returns on the Notes, while the red line reflects the return of a hypothetical direct investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, the actual Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 1,060.15, the closing level of the Index on June 18, 2007, and assuming a Participation Rate of 115%, the midpoint of the indicated range of 110% and 120%:

Example 1—The hypothetical Ending Value is 60% of the hypothetical Starting Value, less than the Threshold Value:

Hypothetical Starting Value: 1,060.15

Hypothetical Ending Value: 636.09

Hypothetical Threshold Value: 848.12

	[		(		)		]

$10 +		$10 x		636.09 - 848.12		x 100%		= $8.00
1,060.15

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 90% of the hypothetical Starting Value, greater than the Threshold Value:

Hypothetical Starting Value: 1,060.15

Hypothetical Ending Value: 954.14

Hypothetical Threshold Value: 848.12

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 original public offering price.

Example 3—The hypothetical Ending Value is 110% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,060.15

Hypothetical Ending Value: 1,166.17

	[		(		)		]

$10 +		$10 x		1,166.17 - 1,060.15		x 115%		= $11.15
1,060.15

Payment at maturity (per unit) = $11.15

Leveraged Index Return Notes	TS-3

The following table illustrates, for the hypothetical Starting Value of 1,060.15, a Threshold Value of 80% of the hypothetical Starting Value, and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date for each Note;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical direct investment in the commodities included in the Index.

        The table below assumes a Participation Rate of 115%, the midpoint of the indicated range of 110% and 120%.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the commodities included in the Index (1)(2)
0.00	-100.00%	$2.00	-80.00%	-47.41%	00.00%
106.02	-90.00%	$3.00	-70.00%	-38.17%	-60.13%
212.03	-80.00%	$4.00	-60.00%	-30.64%	-47.41%
318.05	-70.00%	$5.00	-50.00%	-24.18%	-38.17%
424.06	-60.00%	$6.00	-40.00%	-18.45%	-30.64%
530.08	-50.00%	$7.00	-30.00%	-13.28%	-24.18%
636.09	-40.00%	$8.00	-20.00%	-8.53%	-18.45%
742.11	-30.00%	$9.00	-10.00%	-4.12%	-13.28%
848.12	-20.00%	$10.00	0.00%	0.00%	-8.53%
954.14	-10.00%	$10.00	0.00%	0.00%	-4.12%
1,060.15(3)	0.00%	$10.00	0.00%	0.00%	0.00%
1,166.17	10.00%	$11.15	11.50%	4.44%	3.88%
1,272.18	20.00%	$12.30	23.00%	8.62%	7.55%
1,378.20	30.00%	$13.45	34.50%	12.57%	11.05%
1,484.21	40.00%	$14.60	46.00%	16.31%	14.38%
1,590.23	50.00%	$15.75	57.50%	19.89%	17.58%
1,696.24	60.00%	$16.90	69.00%	23.31%	20.65%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 19, 2007 to December 19, 2009, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value. The actual Starting Value will be set forth in the final term sheet made available in connection with sale of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and term of your investment.

Leveraged Index Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Index.

•	The value of a commodity futures contract included in the Index that is traded in currencies other than U.S. dollars will not be adjusted for changes in exchange rates that might affect such contract and consequently the level of the Index.

•	A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the Index publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

•	Trading in the futures contracts included in the Index can be volatile based on a number of factors that we cannot control.

•	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

•	The Notes will not be regulated by the CFTC.

•	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

Additional Risk Factors

While the level of the Rogers International Commodity Index® — Agriculture Excess ReturnSM may be calculated by a number of different entities, the Notes are linked to the Index, which is the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by an affiliate of ML&Co.

The Rogers International Commodity Index® — Agriculture Excess ReturnSM may be calculated by a number of different entities; however, the amount payable on the Notes on the maturity date will depend solely on the direction of and percentage change in the level of the Index, which is the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by an affiliate of ML&Co., from the Starting Value to the Ending Value. ML&Co. does not control and has no responsibility for calculations of the Rogers International Commodity Index® — Agriculture Excess ReturnSM that may be made by entities other than its affiliate. While it is not expected that the levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM published by other entities will be different from the level of the Index, if there is a difference between such published levels, the level of the Index calculated by an affiliate of ML&Co. will be used to determine the Ending Value and the amount payable on the maturity date. Therefore, even if another entity publishes levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM prior to the maturity date that are higher than the levels calculated by an affiliate of ML&Co., the Ending Value and your payment on the maturity date will be based on the lower levels calculated by an affiliate of ML&Co.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in the agriculture sector

The exchange-traded physical commodities underlying the futures contracts included in the Index are concentrated solely in a single sector, agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector. Accordingly, a decline in value in agricultural raw materials would adversely affect the performance of the Index. Technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the price of such commodities. Absent amendment of the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

Leveraged Index Return Notes	TS-5

The composition of the Index is controlled by James B. Rogers (“Rogers”) and changes may affect the value of the Notes and the amount you receive on the maturity date

The Rogers International Commodity Index® —Excess ReturnSM, from which the Index is derived, is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the Rogers International Commodity Index® —Excess ReturnSM, and thus has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions and the weightings of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the Index and therefore the market value of the Notes.

The Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated, not the Rogers International Commodity Index® — Agriculture Total ReturnSM

The Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM—Merrill Lynch calculated not the Rogers International Commodity Index® — Agriculture Total ReturnSM. The Rogers International Commodity Index® — Agriculture Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the commodities futures contracts included in the Index. By comparison, the Rogers International Commodity Index® — Agriculture Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated and not the Rogers International Commodity Index® — Agriculture Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•        You anticipate that the value of the Index will appreciate from the Starting Value to the Ending Value.

•        You accept that your investment may result in a loss, which could be significant, if the value of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

•        You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

  Youare willing to accept that a trading market for the Notes is not expected to develop for the Notes.

•        You anticipate that the value of the Index will depreciate from the Starting Value to the Ending Value or that the value of the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•        You are seeking 100% principal protection or preservation of capital.

•        You seek interest payments or other current income on your investment.

•        You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

•        You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Leveraged Index Return Notes	TS-6

The Index

The Rogers International Commodity Index® — Agriculture Excess ReturnSM represents the value of a basket of agricultural commodities and is a sub-index of the Rogers International Commodity Index® — Excess ReturnSM. The Rogers International Commodity Index® — Agriculture Excess ReturnSM is a composite U.S. dollar-based index that is designed by Rogers. The selection and weighting of the portfolio that comprise the Rogers International Commodity Index® — Agriculture Excess ReturnSM is reviewed by Rogers not less than annually, and weights are assigned in the December preceding the start of each year. As of April 5, 2007, 20 agricultural commodities listed on eight exchanges and quoted in four different currencies were included in the Rogers International Commodity Index® — Agriculture Excess ReturnSM. ML&Co. is not affiliated with Rogers and did not participate in designing the Rogers International Commodity Index®— Agriculture Excess ReturnSM. For more information on the Rogers International Commodity Index®, please see the section entitled “The Rogers International Commodity Index” in the index supplement I-1.

The value of the Rogers International Commodity Index®— Agriculture Excess ReturnSM is calculated by entities other than an affiliate of ML&Co., and these other entities may continue to calculate levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM. However, levels of the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked to the level of the Index—that is, the level of the Rogers International Commodity Index® — Agriculture Excess ReturnSM as calculated by a ML&Co. affiliate, and not by any other entity. References in this term sheet to “Index” are to the Rogers International Commodity Index® — Agriculture Excess ReturnSM — Merrill Lynch calculated.

The Rogers International Commodity Index® — Agriculture Excess ReturnSM represents the value of a basket of 20 agricultural commodities consumed in the global economy (the “Index Commodities”). The value of each component of the Rogers International Commodity Index® — Agriculture Excess ReturnSM is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”). The value of each component of the Rogers International Commodity Index® — Agriculture Excess ReturnSM is based on closing prices of the corresponding futures contracts, listed on eight exchanges and quoted in four different currencies, included in the Rogers International Commodity Index® —Excess ReturnSM. Individual components qualify for inclusion in the Rogers International Commodity Index® — Agriculture Excess Return on the basis of liquidity and weighting in their respective underlying worldwide consumption. If a commodity contract trades on more than one exchange, then the most liquid, in terms of volume and open interest combined, is selected for inclusion in the Index. For example, wheat is traded on the Chicago Board of Trade, on the Kansas City Board of Trade and on the Mid-America Commodity Exchange. The largest volume and open interest is consistently transacted on the Chicago Board of Trade, consequently, this contract was selected to represent wheat in the Rogers International Commodity Index® — Agriculture Excess ReturnSM. The Rogers International Commodity Index®— Agriculture Excess ReturnSM is based in United States dollars. The non-United States dollar components of the Index are not hedged when calculating the Index in United States dollars.

Being a sub-index of the Rogers International Commodity Index® —Excess ReturnSM, the exact weighting of each of the Index Components is the weight of such Index Component in the Rogers International Commodity Index®—Excess ReturnSM divided by the weight of the Agriculture segment in the Rogers International Commodity Index® — Excess ReturnSM (34.90%).

The process by which Index Components have been chosen for inclusion in the Rogers International Commodity Index®—Excess ReturnSM, including the list of all commodities in the Rogers International Commodity Index® — Excess ReturnSM Index, is set forth in index supplement I-1 beginning on page IS-59.

Please find below the list of the futures contracts composing the Index together with their respective exchanges, currencies and Initial Weighting. Below is the list of the futures contracts composing the Rogers International Commodity Index® — Agriculture Excess ReturnSM together with their respective exchanges and currencies:

Contract	Symbol	Exchange	Currency	Initial Weighting*

Wheat	W	CBOT	USD	20.06%

Corn	C	CBOT	USD	13.61%

Cotton	CT	NYCE	USD	11.60%

Soybeans	S	CBOT	USD	8.60%

Live Cattle	LC	CME	USD	5.73%

Coffee	KC	CSCE	USD	5.73%

Soybean Oil	BO	CBOT	USD	5.73%

Sugar	SB	CSCE	USD	5.73%

Lean Hogs	LH	CME	USD	2.87%

Cocoa	CC	CSCE	USD	2.87%

Rubber	JN	TOCOM	JPY	2.87%

Lumber	LB	CME	USD	2.87%

Soybean Meal	SM	CBOT	USD	2.15%

Canola	RS	WCE	CAD	1.92%

Orange Juice	JO	NYCE	USD	1.89%

Rice	RR	CBOT	USD	1.43%

Oats	O	CBOT	USD	1.43%

Azuki Beans	JE	TGE	JPY	1.43%

Barley	WA	WCE	CAD	0.77%

Greasy Wool	OL	SFE	AUS	0.72%

TOTAL				100.00%

__________________

*	The weights shown above are the weights of each constituent commodity in the RICI — Agriculture Excess Return Index as of April 5, 2007.

Leveraged Index Return Notes	TS-7

The following graph sets forth the historical performance of the Index in the period from January 2002 through May 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 18, 2007, the closing level of the Index was 1,060.15.

Leveraged Index Return Notes	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety to the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

LIRN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this term sheet (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the Notes by Merrill Lynch. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Merrill Lynch or its representatives and each prospective investor regarding an investment in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Leveraged Index Return Notes	TS-9

Additional Note Terms

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement LIRN-1 dated July 2, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507148367/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term preliminary sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Leveraged Index Return Notes	TS-10